                                                                    EXHIBIT (12)

                             CMS ENERGY CORPORATION
    Ratio of Earnings to Fixed Charges and Preferred Securities Dividends and
                                 Distributions
                              (Millions of Dollars)


                                                                Six Months
                                                                   Ended                    Years Ended December 31 -
                                                              June 30, 2001   2000       1999         1998        1997        1996
                                                              ----------------------------------------------------------------------
                                                                               (b)                     (c)
Earnings as defined (a)
Consolidated net income                                             $162      $  36       $ 277       $ 242       $ 244       $ 224
Income taxes                                                          90         60          64         100         108         137
Exclude equity basis subsidiaries                                     --       (171)        (84)        (92)        (80)        (85)
Fixed charges as defined, adjusted to
  exclude capitalized interest of $28, $49,
  $41, $29, $13, and $5 million for the six
  months ended June 30, 2001, and the
  years ended December 31, 2000, 1999,
  1998, 1997, and 1996, respectively                                 364        744         588         395         360         313
                                                                    ----------------------------------------------------------------
Earnings as defined                                                 $616      $ 669       $ 845       $ 645       $ 632       $ 589
                                                                    ================================================================

Fixed charges as defined (a)
Interest on long-term debt                                          $287      $ 591       $ 502       $ 319       $ 273       $ 230
Estimated interest portion of lease rental                             3          7           7           8           8          10
Other interest charges                                                29         48          57          48          49          43
Preferred securities dividends and
  distributions                                                       72        147          96          77          67          54
                                                                    ----------------------------------------------------------------
Fixed charges as defined                                            $391      $ 793       $ 662       $ 452       $ 397       $ 337
                                                                    ================================================================

Ratio of earnings to fixed charges and
 preferred securities dividends and distributions                   1.57         --        1.28        1.43        1.59        1.75
                                                                    ================================================================

NOTES:

(a) Earnings and fixed charges as defined in instructions for Item 503 of Regulation S-K.

(b) For the year ended December 31, 2000, fixed charges exceeded earnings by $124 million. Earnings as defined include a $329 million pretax impairment loss on the Loy Yang investment. The ratio of earnings to fixed charges and preferred securities dividends and distributions would have been 1.26 excluding this amount.

(c) Excludes a cumulative effect of change in accounting after-tax gain of $43 million.